Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Amendment No. 4 to the Registration Statement of Black Hawk Acquisition Corporation on Form S-4 (File No. 333-292402) of our report dated April 16, 2026 with respect to our audit of the financial statements of Vesicor Therapeutics, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to Vesicor Therapeutics, Inc.’s ability to continue as a going concern) as of and for the years ended December 31, 2025 and 2024, which appears in such Registration Statement, in connection with the Business Combination Agreement between Black Hawk Acquisition Corporation and Vesicor Therapeutics, Inc. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Prager Metis CPAs LLP

El Segundo, California

April 30, 2026